UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __December 31, 2016_________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________to_______________________

Commission File Number: 001-37483

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT PACKARD ENTERPRISE 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT PACKARD ENTERPRISE 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

Hewlett Packard Enterprise 401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2016 and 2015 and For the Year Ended December 31, 2016
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions	14
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016	15

Signature	16

Exhibit Index

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hewlett Packard Enterprise 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Hewlett Packard Enterprise 401(k) Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hewlett Packard Enterprise 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of Hewlett Packard Enterprise 401(k) Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
San Jose, California
June 1, 2017

Hewlett Packard Enterprise 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
	(In thousands)
Assets
Investments, at fair value	$ 8,721,579	$ 7,894,950
Receivables:
Notes receivables from participants	141,383	150,726
Employer contributions	24,994	28,642
Participant contributions	12,578	14,773
Interest, dividends, and other	538	1,203
Total receivables	179,493	195,344
Total assets	8,901,072	8,090,294

Liabilities
Administrative expenses and other payables	946	246
Total liabilities	946	246

Net assets available for benefits	$ 8,900,126	$ 8,090,048

See accompanying notes.

Hewlett Packard Enterprise 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements
1. Description of the Plan
The following brief description of the Hewlett Packard Enterprise 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
The Separation
On September 30, 2015, Hewlett-Packard Company (HPQ) Board of Directors approved the separation of HPQ into two independent publicly traded companies: one comprising its enterprise technology infrastructure, software, services and financing businesses, which now conducts business as Hewlett Packard Enterprise Company (Hewlett Packard Enterprise or HPE) and one that comprises its printing and personal systems businesses, which conducts business as HP Inc. (HPI) (the Separation). The separation and distribution was effective on or about November 1, 2015. At distribution, each HPQ stockholder as of the record date received one share of HPE common stock for every one share of HPQ common stock held on that date.
On October 27, 2015, the HPQ Plan Committee approved an amendment to the Hewlett-Packard Company 401(k) Plan to provide for the spin-off and transfer of assets and liabilities to the Plan for those HPQ employees whose employment transferred in connection with the Separation, effective on or about November 1, 2015. In connection with the Separation, on October 28, 2015, the HPE Board of Directors approved the Plan for HPQ employees whose employment transferred to HPE in connection with the Separation.
General
The Plan is a defined contribution plan covering eligible employees of HPE (the Company, Employer, or Plan Sponsor) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employee. The Plan was established on November 1, 2015, in connection with the Separation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).
Investments
Assets of the Plan are invested in a five-tier investment structure. Tier 1 includes ten Birth Date Funds and the Conservative Portfolio. The Birth Date Funds’ investment strategies are designed to become more conservative as participants grow older. The Conservative Portfolio’s investment strategy is designed for a participant who has a low tolerance for risk and/or a shorter time horizon for investing. Tier 2 includes six actively-managed institutional funds from the main asset classes –

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

stocks, bonds, and short-term investments. Tier 3 includes four index funds that seek to mirror a specific market index by investing in similar equities and bonds that the index fund is benchmarked against. Tier 4 includes six funds in the secondary or specialty asset classes, such as real-return income and real estate, including the HPE Stock Fund. Participants with investments in the HPI Stock Fund could sell their interest in the HPI Stock Fund at any time until the HPI Stock Fund was liquidated on or about October 31, 2016, but the participants were not able to purchase any additional shares of the HPI Stock Fund. Tier 5 is a self-directed mutual fund brokerage window that offers more than 8,500 brand-name mutual funds through an affiliate of Fidelity. All investments are participant-directed.

The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.
If a participant’s account balance currently has more than 20% invested in the HPE Stock Fund, the participant will not be forced to reduce his or her holdings in the HPE Stock Fund; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HPE Stock Fund and any percentage above the 20% limit for ongoing contributions will automatically be directed to the appropriate Birth Date Fund based generally on the year the participant was born. In addition, future requested exchanges into the HPE Stock Fund will be blocked if the requested change will cause the participant to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HPE Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HPE Stock Fund.
Contributions
As soon as administratively feasible, eligible employees are automatically enrolled in the Plan at a 3% pre-tax contribution rate in the Birth Date Fund based generally on the year each such eligible employee was born.
Participants may contribute, up to 50% of their eligible compensation on a per payroll period basis, as defined in the plan document and subject to Code Section 401(a)(17). Contributions are also subject to annual limits specified under the Code. The annual limit was $18,000 for 2016. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,000 above the annual limit. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pre-tax contributions, after-tax Roth 401(k) contributions, or a combination of the two, subject to the aggregate limits. Both types of contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.
The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.
Prior to January 1, 2017, the Company matching contribution was a fixed contribution equal to 100% of the first 4% of eligible compensation a participant contributed each pay period. The Company matching contribution was funded after the end of the fiscal quarter.

Prior to January 1, 2017, in order to receive a Company matching contribution for a fiscal quarter, a participant had to be employed on the last day of such fiscal quarter or had to have been terminated from employment during such fiscal quarter as a result of such participant’s death or termination under a Company-approved severance program, including certain phased retirement programs of the Company, pursuant to the terms of certain service schedules under the Transition Services Agreement between HPQ and HPE, dated as of November 1, 2015, or in connection with a sale or divestiture by the Company of the business unit in which the participant was employed or as set forth in the plan document.
Effective January 1, 2017, the Company provides an annual matching contribution equal to 50% of the first 6% of eligible compensation a participant contributes each pay period during the plan year. The Company matching contribution is funded after the end of the plan year.

Effective January 1, 2017, in order to qualify for the annual Company matching contribution, a participant must be employed by HPE or a member of its affiliated group on December 31 or have terminated employment during the plan year as a result of such participant’s death, under certain phased retirement programs of the Company, pursuant to the terms of certain service schedules under the Transition Services Agreement between HPQ and HPE, dated as of November 1, 2015, or in connection with a sale or divestiture by the Company of the business unit in which the participant was employed or as set forth in the Plan.
Vesting
Participants are fully-vested at all times with regard to their pre-tax and Roth deferral contributions and earnings thereon.
In general, participants become fully-vested in their Company matching contributions, and earnings thereon, upon completion of three years of vesting service. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or termination of employment due to a partial or total disability while receiving long-term disability benefits under the Hewlett Packard Enterprise Disability Plan.

Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed, pursuant to the terms of certain service schedules under the Transition Services Agreement between HPQ and HPE, dated as of November 1, 2015 or as set forth in the plan document.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.
Notes Receivable from Participants
The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account. Interest rates remain fixed for the life of the loan and are based on a rate that is commensurate with interest charged for loans that would be made under similar circumstances. For the applicable period, that was determined to be the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their accounts.
Forfeitures
If a participant terminates employment before becoming fully vested in his/her Company matching contributions, the nonvested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible Plan expenses, or for any other permitted use.
Approximately $5.2 million of the unallocated forfeiture was used to reduce Company matching contributions for 2016. As of December 31, 2016 and 2015, the balance of unallocated forfeiture totaled $1.2 million and $0.2 million, respectively.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

Payment of Benefits
On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or whole shares of stock for distribution from the HPE Stock Fund. Installment distributions are also permitted for participants eligible to begin receiving their minimum required distributions. Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.
Administrative Expenses and Investment Management Fees
Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers and are reported separately on the Statement of Changes in Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and to terminate the Plan, in each case, at any time for any reason subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

Benefit Payments
Benefit payments are recorded when paid.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
Fair Value Hierarchy
Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs for the asset or liability.
The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.
Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value for the years ended December 31, 2016 and 2015.
Collective investment/common collective trusts: Valued at the net asset value (NAV) established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. There are no redemption restrictions or future commitments on these investments.
Common stocks and mutual funds held in self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded.

Short-term investments: Valued at cost plus accrued interest, which approximates fair value.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.
The following table sets forth the Plan’s assets and liabilities at fair value as of December 31, 2016, by level, within the fair value hierarchy:
The following table sets forth the Plan’s assets and liabilities at fair value as of December 31, 2015, by level, within the fair value hierarchy:
Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2016, there were no transfers between levels.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

4. Income Tax Status
HPE intends to apply for a determination from the Internal Revenue Service (IRS) stating that the Plan is tax-qualified under Section 401(a) of the Code and the related trust is tax exempt under section 501(a) of the Code. However, the plan administrator believes the Plan is intended to be designed to comply with and is currently operating in substantial compliance with the applicable requirements of the Code. The Plan is required to operate in conformity with the Code to maintain its qualified status.
Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Related-Party Transactions
The Plan engages in certain transactions involving the Company and BNYM (the trustee), and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock and the payment of trustee fees to BNYM, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.
At December 31, 2016 and 2015, the Plan held approximately 6.5 and 6.6 million shares, respectively, of common stock of the Company, with fair values of approximately $151.2 million and $100.2 million, respectively. The Plan made purchases of $10.5 million and sales of $12.3 million of the Company’s common stock, and recorded dividend income of $1.5 million from the Company’s common stock during 2016.
While the trustee and recordkeeping fees paid to BNYM and affiliates of Fidelity are considered parties-in-interest to the Plan, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. As of December 31, 2016 and 2015, the Plan held investments issued by affiliates of Fidelity totaling $181.4 million and $159.4 million, respectively.

6. Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market risks, and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per the Form 5500, was as follows.
A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500, was as follows.
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date. Deemed distributions of delinquent participant loans are included in “Benefits paid directly to participants” in the financial statements but reported separately on Form 5500.
8. Subsequent Events
HPE has evaluated subsequent events through June 1, 2017, the date the financial statements were available to be issued.
On September 7, 2016, HPE announced plans for a spin-off and merger of its Software segment (“Seattle Assets”) with Micro Focus International plc (“Micro Focus”) (collectively, the “Seattle Transaction”), which will create a pure-play enterprise software company. Upon the completion of the Seattle Transaction, which is currently anticipated to close on or about September 1, 2017, shareholders of HPE will own shares of both HPE and 50.1% of the newly created company. The transaction is subject to certain customary closing conditions including approval by Micro Focus

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

shareholders, the effective filing of related registration statements, regulatory approvals, the anticipated tax treatment of the Seattle Transaction, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain required foreign anti-trust approvals. HPE has not yet determined the impact, if any, of the spin-off and merger, on the Plan.
On April 1, 2017, HPE spun-off and merged its Enterprise Services business with Computer Sciences Corporation to create the new company DXC Technology (DXC).  Shareholders of HPE now own shares of both HPE and 50.1% of DXC.  At distribution, each HPE stockholder as of the record date received 0.086 share of DXC common stock for every one share of HPE common stock held on that date. As a result of the spinoff and merger, any Plan participants that were involuntarily terminated during 2017 will be fully vested in their Company matching contributions, and earnings thereon, and able to take a distribution of their balances out of the Plan.

Hewlett Packard Enterprise 401(k) Plan EIN: 47-3298624 PN: 001 Schedule H, Line 4a - Schedule of Delinquent Participant Contributions Year Ended December 31, 2016

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624 PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT PACKARD ENTERPRISE 401(k) PLAN

June 1, 2017	By:	/s/ RISHI VARMA
Rishi Varma
Senior Vice Presient, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).